1290 Avenue of the Americas New York, NY 10104	Darin Smith Lead Director and Associate General Counsel (319) 573-2676

LAW DEPARTMENT

December 7, 2018

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	Re: AXA Equitable Life Insurance Company

Separate Account A of AXA Equitable Life Insurance Company

Post-Effective Amendment No. 23 Registration Statement on Form N-4

File Nos. 333-130988, 811-01705

Dear Ms. Bentzinger:

The purpose of this letter is to respond to the comments you provided with respect to the above-referenced filing for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

NO ACTION IS REQUIRED ON YOUR PART

1.	Please place the “No action on you part ….” disclosure in a box.

Response: The disclosure has been revised as requested.

Why am I receiving this offer?

2.	Please clarify that this supplement only describes transfers from Existing Contracts to affiliated mutual funds.

Response: The disclosure has been revised as requested.

3.	Please merge the “Why am I receiving this offer?” section and the “Why is AXA Equitable making this offer?” section.

Response: The disclosure has been revised as requested.

4.	Please change Program Investment Options to AXA Mutual Funds.

Response: The disclosure has been revised as requested.

5.	Please delete “net asset value” from the “Why am I receiving this offer?” and “What is this offer? How does this offer work?” sections.

Response: The disclosure has been revised as requested.

What is this offer? How does this offer work?

6.	Please explain supplementally if the MVA applies to exchanges under the program and, if it does, please explain how this is consistent with the exemptive relief previously obtained.

Response: With respect to the EQUI-VEST products, a market value adjustment or “MVA” only applies to withdrawals (including transfers, surrender or termination of a certificate) from a fixed maturity option before it matures. If a participant accepts the Exchange Offer and as part of that exchange transaction amounts are withdrawn from a fixed maturity option before it matures, the Company will apply a MVA (which may be positive or negative).

The Company maintains that applying a MVA to withdrawals from a fixed maturity option before it matures is outside the terms of the exemptive application (and Section 11) and, therefore, the Company is not bound to process this exchange consistent with the terms of the exemptive relief. In support of this position the Company notes Footnote 7 of the exemptive application, which reads in part:

Participants may also direct investments under the Program to investment options under annuity contracts that do not utilize a separate account registered under the 1940 Act (the “Non-1940 Act Investment Options”). Because the interests in the Non-1940 Act Investment Options are not securities issued by a registered investment company, exchanges involving those interests are not subject to Section 11 of the 1940 Act. Therefore, no exemptive relief is being sought in this Application with respect to exchanges to and from the Non-1940 Act Options.

As footnote 7 clarifies, the applicants were not seeking any relief with respect to Non-1940 Act Investment Options because exchanges involving interests in those investment options are not subject to Section 11. That would include withdrawals from a fixed maturity option before it matures (the conditions necessary for the imposition of a MVA in the Existing Contracts). Instead, the application sought relief only with respect to exchanges into and out of registered separate account investment options. Therefore, the exchange out of a fixed maturity option before it matures there by triggering the imposition of a MVA is not subject to the exemptive application and, accordingly, the conditions of the application do not apply (and nor do the requirements of Section 11).

7.	Please reorganize the Guaranteed Benefits disclosure into a separate paragraph.

Response: The disclosure has been revised as requested.

8.	Consider eliminating the standard benefits and optional benefits definitions.

Response: The disclosure has been revised as requested.

9.	Please add disclosure concerning GIOs, FMOs SIO, etc….

Response: The disclosure has been revised as requested.

10.

Please delete “The Program Investment Options do not provide the same features and benefits that your Existing Contract provides” and replace it with disclosure focusing on AXA Mutual funds and the loss of guaranteed benefits if the offer is accepted.

Response: The disclosure has been revised as requested.

11.	Please delete “and other investment products available to you” from this section.

Response: The disclosure has been revised as requested.

12.	Please merge the “Termination or Reduction of Your Guaranteed Benefits” section and the “Charges” section into the “How can I evaluate this offer?” section.

Response: The disclosure has been revised as requested.

13.	Please delete “distribution rules” and replace with “withdrawal requirements”.

Response: The disclosure has been revised as requested.

14.	Please briefly explain the mutual fund charges in a parenthetical.

Response: The disclosure has been revised as requested.

15.	Please delete “If you are considering exchanging some or all of your Existing Contract for one or more of the Program Investment Options, please contact your financial professional.”

Response: The disclosure has been revised as requested.

16.

Please delete “In addition, even if one of the Program Investment Options you elect is an annuity contract, the features and benefits will be different under that annuity contract than under your Existing Contract.”

Response: The disclosure has been revised as requested.

17.	Please disclose that the pro rata calculation is based on the most recent contract anniversary value.

Response: The Guaranteed Annual Withdrawal Amount and Ratchet Base are current values (although they are likely unchanged from the most recent contract date anniversary) and it is the current values which are reduced on a pro rata basis.

18.	Please explain supplementally how imposing a pro rata change is consistent with the exemptive relief previously obtained.

Response: With respect to the EQUI-VEST products, if the participant decides to fully exchange their Existing Contract under the Exchange Program, the Company will deduct a pro rata portion of the annual administrative charge and the Personal Income Benefit charge, if funded, before processing the exchange to the AXA Mutual Fund(s). The annual administrative charge is for services provided daily throughout the year. The Personal Income Benefit charge is for providing guaranteed amounts each day throughout the year. For the sake of convenience, these charges are deducted annually in arrears rather than being deducted daily. These charges are not, and should not be considered, charges deducted “in connection with the withdrawal” as contemplated by the exemptive relief. The deducted charges relate to services and guarantees that have been previously and continuously provided since the beginning of that participation year. The pro rata calculation itself illustrates this point in that it assesses only the portion of the charges that corresponds to the number of days that have elapsed since the beginning of the most recent participation year. Since the deduction of these pro rata charges is not imposed “in connection with the withdrawal” this practice is consistent with the exemptive relief obtained.

Why is AXA Equitable making this offer?

19.

Please provide a copy of the offer letter template that will be sent to each participant along with any other materials that will be sent to participants or financial intermediaries in connection with the exchange offer.

Response: A template of the offer letter and other offer materials will be provided shortly under separate cover.

20.	Please disclose circumstances where the offer is not beneficial.

Response: The disclosure has been revised as requested.

21.	Please add a reference about reviewing the mutual funds’ prospectuses.

Response: The disclosure has been revised as requested.

22.	Please bold the last sentence in this section.

Response: The disclosure has been revised as requested.

23.	Please disclose in bold text that mutual funds do not offer any guaranteed benefits and if a participant accepts the offer they will be giving up guaranteed benefits that cannot be reinstated.

Response: The disclosure has been revised as requested.

24.	Please add disclosure about how participants can accept the offer.

Response: The disclosure has been revised as requested but was placed in its own section.

25.	Please add disclosure concerning GIOs, FMOs SIO, etc….

Response: The disclosure has been revised as requested.

26.	Please add disclosure concerning what is required for good order and when the exchange will occur.

Response: The disclosure has been revised as requested but was placed in its own subsection.

Can I subsequently exchange back into my Existing Contract or a New Contract?

27.	Please explain supplementally how exchanges after the deadline fit within the retail exception.

Response: The Company has decided to remove the offer deadline.

28.	Please add a column for EQUI-VEST 201 to the appendix.

Response: The disclosure has been revised as requested.

29.

In the “Can I subsequently exchange back into my Existing Contract or a New Contract?” section please clarify that if a full exchange originally occurred that the exchange back will go into a new version of the terminated Existing Contract or EQUI-VEST (Series 201).

Response: The disclosure has been revised as requested.

30.

In the “Can I subsequently exchange back into my Existing Contract or a New Contract?” section please clarify that if a partial exchange originally occurred that the exchange back will go into the Existing Contract.

Response: The disclosure has been revised as requested.

31.	In the “Can I subsequently exchange back into my Existing Contract or a New Contract?” section if accurate, please disclose that a new withdrawal charge will apply if they transfer back.

Response: The disclosure has been revised as requested.

32.	Please add a cross reference to the appendix when reference EQUI-VEST (Series 201).

Response: The disclosure has been revised as requested.

How can I evaluate this offer?

33.	Please add a cross reference to the Appendix in the “How can I evaluate this offer?” section.

Response: The disclosure has been revised as requested.

34.	Please add “and all guaranteed benefits” to the first bullet.

Response: The disclosure has been revised as requested.

35.	Please use sub-bullets in the second bullet if possible.

Response: The Company believes sub-bullets in this paragraph do not enhance the understanding of the disclosure and call undue attention to this scenario when compared to the other two scenarios.

36.	Please revise the disclosure in the next paragraph to state the death benefit will equal account value.

Response: The disclosure has been revised as requested.

37.	Please revise the disclosure in the next paragraph to state the participant will not be able to annuitize.

Response: The disclosure has been revised as requested.

38.	Please change may to will in the next paragraph.

Response: The disclosure has been revised as requested.

39.	Please delete the prior and future withdrawals disclosure.

Response: The disclosure has been revised as requested.

40.	Please add disclosure explaining that pro rata means the amount is reduced by the same percentage the account value is reduced.

Response: The disclosure has been revised as requested.

41.	Please provide a brief parenthetical example of a pro rata calculation.

Response: The disclosure has been revised as requested.

42.	Please revise the third to last bullet to read in plain English.

Response: The Company believes the disclosure most accurately describes the concept being disclosed.

43.	Please add a bullet discussing participants who are currently taking the guaranteed annual withdrawal amount.

Response: The disclosure has been revised as requested.

44.	Please add disclosure concerning the GIO, FMOs, SIO, etc….

Response: The disclosure has been revised as requested.

45.	Please disclosure in the third bullet that the amount available for guaranteed annual withdrawals under the PIB will be reduced and perhaps significantly.

Response: The disclosure has been revised as requested.

46.	Please add disclosure in the third bullet about early and excess withdrawals and what that means.

Response: The disclosure has been revised as requested.

47.	Please state that the reduction in account value will reduce the amount available for annuity payments.

Response: The disclosure has been revised as requested.

48.	Please revise the disclosure to state that mutual funds do not offer any guaranteed benefits.

Response: The disclosure has been revised as requested.

49.	Please explain supplementally if the offer is available to participants taking Guaranteed Annual Withdrawal Amount withdrawals.

Response: Yes, the offer is available to participants who are taking GAWA withdrawals. The offer would not, however, be available to participants receiving GAWA payments because their Personal Income Benefit account value falls to zero, either due to a withdrawal that is not a Personal Income Benefit Early or Excess withdrawal or due to a deduction of a charge.

50.	Please explain supplementally if any participants are currently taking Guaranteed Annual Withdrawal Amount withdrawals.

Response: As of December 4, 2018, no participants were taking GAWA withdrawals and no participants were receiving GAWA payments.

51.	Please explain supplementally what exchanges can occur between affiliated mutual funds and affiliated variable annuities after the deadline and how such exchanges comply with Section 11.

Response: The Company has decided to remove the offer deadline.

52.	Please explain supplementally if there are any exchanges in the program not covered by the supplement that involve affiliated variable annuities.

Response: The Program does not currently provide for any exchanges between affiliated variable annuities.

More information about this offer.

53.	Please disclose that there are restrictions on frequent or disruptive trading.

Response: The disclosure has been revised as requested.

54.

Please delete “You may not be able to transfer amounts in your Existing Contract directly to a fixed annuity Program Investment Option. Likewise, you may not be able to transfer amounts in a fixed annuity Program Investment Option directly back into your Existing Contract or a New Contract.”

Response: The disclosure has been revised as requested.

55.	Please disclose any minimum exchange amount.

Response: The disclosure has been revised as requested.

56.	Please confirm supplementally that the supplement contains all material variations.

Response: The supplement contains all material variations as of the date of this response. The Company will update the disclosure if subsequent material variations arise.

APPENDIX

57.	Please confirm supplementally that the appendix contains all material differences.

Response: The Company has summarized the material differences between the Existing Contract, Mutual Funds and EQUI-VEST (Series 201) it believes necessary for evaluating the exchange offer.

58.	Add a foot note explaining what the record keeping fee is.

Response: The disclosure has been revised as requested.

59.	Please delete varies by plan for the Mutual Fund variable investment options and insert “0”.

Response: The disclosure has been revised as requested.

60.	Change title to enhanced death benefit.

Response: The disclosure has been revised as requested.

61.	Add a description of the enhanced death benefit.

Response: The disclosure has been revised as requested.

62.	Add a foot note to the GIO, FMO and SIO rows briefly describing what they are.

Response: The disclosure has been revised as requested.

63.	Add a row for lifetime payout options (stating yes or no).

Response: The disclosure has been revised as requested.

64.	Add a row for additional features.

Response: The disclosure has been revised as requested.

65.	Please disclose that the fund fees will change from year to year.

Response: The disclosure has been revised as requested.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith
Darin Smith